SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

Searchlight Minerals Corp.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

812224202
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

17,051,636 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

17,051,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,051,636

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,604,542 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,604,542 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,604,542 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,830,077 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,830,077

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,830,077

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,830,077 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,830,077

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,830,077

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,371,079 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,371,079

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,079

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,371,079 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,371,079

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,079

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,774 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,774

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,774

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

29,884,107 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

29,884,107

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,884,107

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,901,317 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,901,317

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,901,317

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,901,317 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,901,317

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,901,317

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,901,317 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,901,317

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,901,317

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D, as previously amended, as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

A total of  $27,393,955 was paid to acquire the Common Stock reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Separately Managed Account and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 135,768,318 Shares outstanding as of August 13, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 19, 2014. As of the close of business on November 13, 2014, the Reporting Persons beneficially owned:

(i) The Onshore Fund individually beneficially owned 17,051,636 shares of Common Stock representing 11.8% of all of the outstanding shares of Common Stock. The 17,051,636 shares consist of: (A) 7,920,650 shares of Common Stock, (B) Warrants expiring on November 12, 2015 (the “November 2015 Warrants”) exercisable for 2,675,164 shares of Common Stock, (C) Warrants expiring on June 1, 2015 (the “2015 Warrants”) exercisable for 1,511,109 shares of Common Stock, (D) Warrants expiring on September 18, 2019 (the “2019 Warrants”) exercisable for  167,213 shares of Common Stock and (E) Convertible Notes convertible into 4,777,500 shares of Common Stock.

(ii) The Spectrum Onshore Fund individually beneficially owned 26,774 shares of Common Stock representing less than 1% of all of the outstanding shares of Common Stock. The 26,774 shares consist of November 2015 Warrants exercisable for 26,774 shares of Common Stock.

(iii) The Wavefront Fund individually beneficially owned 4,604,542 shares of Common Stock representing 3.3% of all of the outstanding shares of Common Stock. The 4,604,542 shares consist of: (A) 2,508,813 shares of Common Stock, and (B) 2015 Warrants exercisable for  488,891 shares of Common Stock, (C) 2019 Warrants exercisable for  54,338 shares of Common Stock and (D) Convertible Notes convertible into 1,552,500 shares of Common Stock.

(iv) The Offshore Master Fund individually beneficially owned 6,830,077 shares of Common Stock representing 5.0% of all of the outstanding shares of Common Stock. The 6,830,077 shares consist of: (A) 5,638,840 shares of Common Stock and (B) November 2015 Warrants exercisable for   1,191,237 shares of Common Stock. The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Master Fund.

(v) The Spectrum Offshore Master Fund individually beneficially owned 1,371,079 shares of Common Stock representing 1.0% of all of the outstanding shares of Common Stock. The 1,371,079 shares consist of: (A) 1,139,334 shares of Common Stock, and (B) November 2015 Warrants exercisable for  231,745 shares of Common Stock.  The Spectrum Offshore Feeder Fund, as the owner of a controlling interest in the Spectrum Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Spectrum Offshore Master Fund.

(vi) Luxor Capital Group, as the investment manager of the Funds, may be deemed to beneficially own the 29,884,107 shares of Common Stock beneficially owned by them, and an additional 1,017,210 shares of Common Stock beneficially owned by the Separately Managed Accounts, representing 20.8% of all of the outstanding shares of Common Stock.

(vii) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the 30,901,317 shares of Common Stock beneficially owned by Luxor Capital Group, representing 20.8% of all of the outstanding shares of Common Stock.

(viii) LCG Holdings may be deemed to be the beneficial owner of the 29,884,107 shares of Common Stock beneficially owned by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund, representing 20.1% of all of the outstanding shares of Common Stock.

(ix) Mr. Leone may be deemed to be the beneficial owner of the 29,884,107 shares of Common Stock beneficially owned by LCG Holdings.

(x) Collectively, the Reporting Persons beneficially own 30,901,317 shares of Common Stock representing 20.8% of all of the outstanding shares of Common Stock.

(b)           Subject to the terms of the Voting Agreement:

The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 17,051,636 shares of Common Stock individually beneficially owned by the Onshore Fund, subject to the limitation set forth below.

The Spectrum Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 26,774 shares of Common Stock individually beneficially owned by the Spectrum Onshore Fund, subject to the limitation set forth below.

The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,604,542 shares of Common Stock individually beneficially owned by the Wavefront Fund, subject to the limitation set forth below.

The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,830,077 shares of Common Stock individually beneficially owned by the Offshore Master Fund, subject to the limitation set forth below.

The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,371,079 shares of Common Stock individually beneficially owned by the Spectrum Offshore Master Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,017,210 shares of Common Stock held in the Separately Managed Account.

Pursuant to the terms of the Voting Agreement, the Reporting Persons have granted the Company a proxy to vote their shares to the extent that the number of issued and outstanding shares of Common Stock held by them, exceeds 19.5% of the issued and outstanding shares of Common Stock (without giving effect to any warrants or other rights to purchase shares of Common Stock).

(c)          The Reporting Persons, at their option, acquired securities in lieu of cash in connection with the semi-annual interest payment on the Issuer's Secured Convertible Promissory Notes, dated September 18, 2013, owned by the Reporting Persons. In lieu of cash, the Reporting Persons received Units, priced at $0.20 per Unit, consisting of one share of Common Stock and one-half Warrant.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 11, 2014, the Board of Directors of the Issuer approved an amendment to the expiration dates of the November 2015 Warrants, which were set to expire on November 12, 2014. After the amendment, the November 2015 Warrants are now set to expire on November 12, 2015. The terms and conditions of the November 2015 Warrants remain the same in all other respects.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	November 14, 2014

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM, LLC

By:	LCG Holdings, LLC Managing Member

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone